SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 16, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
_____

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _   No X

Enclosure: Reminder - Invitation for Telephone Conference, First Half 2002 Sales & Results.

Investor Relations

Novartis International AG
CH-4002 Basel
Switzerland
Karen J. Huebscher
Tel + 41 61 324 8433
Nafida Bendali
Tel + 41 61 324 3514
Francisco Bouzas
Tel + 41 61 324 2462
Sabine Moravi
Tel + 41 61 324 8989
Silke Zentner
Tel + 41 61 324 8612
Fax + 41 61 324 8444

Internet Address:
http://www.novartis.com



NOVARTIS

REMINDER

- INVITATION FOR TELEPHONE CONFERENCE -

First Half 2002 Sales & Results

Dear Investor

We are pleased to invite you to our First Half Sales & Results 2002 conference call. Please see below the following dial-in numbers:

Date:	Monday, July 22, 2002	
Time:	06.00 p.m.	Switzerland
	05.00 p.m.	UK
	12.00 p.m.	New York
	Advisable: dial-in 10 minutes before	
Phone numbers:	+41 91 610 4111 or toll-free +800 2467 8700 Europe and ROW	
	+1 800 860 2442 US	

You may access the conference call as a live audio webcast on the Internet on July 22: http://www.novartis.com/investors (under upcoming event). This information is now available for tests and for the submission of questions in advance.

Additional financial information will be available on Monday, July 22, on the Internet http://www.novartis.com/investors

Playback for 48 hours

Date:	Monday, July 22, 2002	
Time:	07.00 p.m.	Switzerland
	06.00 p.m.	UK
	01.00 p.m.	New York
Phone numbers:	+41 91 612 43 30	Europe and ROW
	+1 877 344 7529	US
Code:	335 (followed by the # sign)	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 16, 2002

By: /s/ MALCOLM B. CHEETHAM

Name: Malcolm B. Cheetham
Title: Head Group Financer
Group Fin. Reporting and Accounting